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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Sky Network Television Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Independent Newspapers Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011, (212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 24, 2003
(Date Tender Offer/Rights Offering Commenced)

Total Number of Pages in this Document: 7

PART I – INFORMATION SENT TO SECURITY HOLDERS

Exhibit number	Description
7.	Press release dated December 4, 2003 confirming the December 5, 2003 close of the takeover offer by Independent Newspapers Limited for Sky Network Television Limited.
8.	Press release dated December 8, 2003 announcing the results of the takeover offer by Independent Newspapers for Sky Network Television Limited.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Independent News Limited concurrently with the furnishing of the original Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Sean Wynne, Company Secretary
(Name and Title)

11 December 2003
(Date)

Exhibit 7

Press release dated December 4, 2003 confirming the December 5, 2003 close of the takeover offer by Independent Newspapers Limited for Sky Network Television Limited.

By Company

Released	Type	Headline
4 Dec, 2003, 16:13	TAKEOVER	INL Takeover Offer for SKY to Close on Schedule

Full Text of Announcement

The Executive Chairman of Independent Newspapers Limited ("INL"), Ken Cowley confirmed today that the INL takeover Offer for all of Sky Network Television Limited ("Sky") will close at 5.00 pm on 5 December 2003.

Mr Cowley said that work was proceeding to distribute surplus capital in a tax efficient manner to INL shareholders.

"We expect that INL shareholders will receive a return of capital in April/May 2004, subject to shareholder and court approval.

"Once the offer is closed, INL will announce the acceptances it received under the Offer and the amount of capital it expects to be able to distribute," Mr Cowley said.

Exhibit 8

Press release dated December 8, 2003 announcing the results of the takeover offer by Independent Newspapers for Sky Network Television Limited.

By Company

Released	Type	Headline
8 Dec, 2003, 15:39	TAKEOVER	INL Announces Result of SKY Takeover Offer

Full Text of Announcement

The Executive Chairman of Independent Newspapers Limited ("INL"), Ken Cowley today announced the results of the takeover Offer for Sky Network Television Limited ("Sky") that closed last Friday, 5 December.

As a result of the takeover Offer INL acquired 47 million Sky shares and holds a total of 304.9 million Sky shares. INL now owns 78.3 per cent of Sky.

Mr Cowley said that the close of the Offer has enabled INL to calculate the amount of surplus capital that it can distribute to INL shareholders in a tax-efficient manner, subject to shareholder and high court approval.

"We plan to distribute approximately $340 million to INL shareholders in April or May 2004. This represents a capital repayment of approximately 78 cents per share," Mr Cowley said.